Liquid Media Completes Acquisition of iNDIEFLIX

Vancouver, BC – September 23, 2021 – Liquid Media Group Ltd. (“the Company,” “Liquid Media” or “Liquid”) (Nasdaq: YVR) today announced the completion of its acquisition of iNDIEFLIX Group Inc. (“iNDIEFLIX”), a global market leader in educational entertainment or ‘edutainment’. The closing of the acquisition adds a key asset to Liquid’s four-stage business solution engine, which is designed to drive sustainable growth for independent intellectual property (IP) owners and producers.

“We are delighted to welcome our talented new colleagues from iNDIEFLIX to the Liquid Media family and to be continuing along a path that will augment our growth for years to come,” said Ronald Thomson, CEO of Liquid.

iNDIEFLIX is a global subscription video-on-demand streaming service focused on content with a purpose. Cofounded by award-winning Producer, Director, Costume Designer and Author Scilla Andreen, its success in providing monetization opportunities for IP owners syncs perfectly with Liquid’s mission to help creatives take their professional content from inception to monetization.

“Independently produced social impact programming is in demand and more relevant than ever.  Having created meaningful content and built a wide distribution infrastructure in the education, corporate and government spaces, I felt it was time to find a partner who could support our growth. I found the perfect match in Liquid Media,” said Scilla Andreen, iNDIEFLIX CEO & Co-Founder. “I love working with Ron, and the entire Liquid team. Now we have access to greater resources and can tap into a family of great companies to further our mission. I’m excited about taking the good we do in the world to the next level.”

Liquid Media’s iNDIEFLIX will continue with its excellent work in the social impact area of edutainment, creating, promoting and distributing important films, video curriculum, educational materials and more to B2B and B2C audiences around the world, across corporate, private, education, government and public sectors. In parallel, iNDIEFLIX will play an important role in stage four of Liquid’s business solution engine as the Company supports independents towards IP monetization in a shifting landscape.

Liquid acquired iNDIEFLIX for up to 2.5M common shares of Liquid, which are scheduled to be paid out to iNDIEFLIX investors across specific performance milestones in five equal tranches of 500,000 common shares each (the “Consideration Shares”). The first tranche of Consideration Shares was paid on closing, with four remaining milestones to be triggered by iNDIEFLIX revenues totaling up to US$65M in the years ahead. Additional cash is being invested in iNDIEFLIX’s ongoing operations, to be applied towards working capital and production of original content for iNDIEFLIX’s education and other channels. Further details of the acquisition will be available in the Company’s Q3 financial statements filed on SEDAR.

About Liquid Media’s iNDIEFLIX:

A Liquid Media Group company, iNDIEFLIX Group Inc. is a global 'edutainment' streaming service that creates, promotes and supports social impact films to create positive change in the world.

Additional information is available at www.iNDIEFLIX.com

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About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators. Liquid’s end-to-end solution will enable professional video (film/TV and video game) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Primoris Group

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

Investor / Business

Adam Bello

Media & Analyst Relations Manager

Primoris Group Inc.

+1 (416) 489-0092 x 226

media@primorisgroup.com

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Jane Owen

Jane Owen PR

+1 (323) 819-1122

jane@janeowenpr.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events. Such forward looking statements include, but are not limited to, statements related to the business and revenue growth of iNDIEFLIX. These statements should not be read as guarantees of future performance or results. Further, such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: developments related to the COVID-19 pandemic, regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.